SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED INDUSTRIAL CORPORATION
(Name of Subject Company)
UNITED INDUSTRIAL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
910671106
(CUSIP Number of Class of Securities)

Frederick M. Strader
Chief Executive Officer and President
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland  21030
(410) 628-3500

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Steven L. Kirshenbaum, Esq.
Julie M. Allen, Esq.

Proskauer Rose LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

(212) 859-8000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

October 26, 2007	AAI Corporation	12 p.m.

Update —

Textron Acquisition of United Industrial Corporation (UIC)

It has been three weeks since this important announcement was made by Textron and UIC. New information is being released to employees as it becomes available, starting with Fred’s Corner (linked to the October 26 issue of INK.com and available on the intranet home page). Look for continued updates via Instant INK, INK.com, and Fred’s Corner.

There are still many questions to be answered, and they have not fallen on deaf ears. The questions you provide management are being compiled and reviewed; however, many actually cannot be addressed until the deal itself is complete. Below is information on important happenings within the next few weeks.

Starting the Integration Process

Tom Kubik, integration manager, and members of the fiscal staff traveled to Textron Systems in Wilmington, Mass. on October 23 to begin initial discussions about the strategic planning process, budget cycle integration, and reporting hierarchy.

What’s Next

AAI President and CEO Fred Strader will attend a meeting with Textron Systems officials on November 1 to observe how Textron develops their corporate objectives.

Lewis Campbell, president of Textron, will visit AAI’s Hunt Valley headquarters on the afternoon of Wednesday, November 7. He’ll tour Manufacturing areas in Buildings 110 and 111, then visit AAI’s new Conference Center in Building 100. Approximately 80 employees representing several business areas will be invited to hear remarks by Mr. Campbell; however, video from the meeting will be linked to INK.com that Friday, November 9.

Textron Tender Offer for UIC Stock

Many of you who directly own UIC stock (not through your Fidelity 401(k) account) have already received tender offer information, and Fidelity issued information to those who hold UIC shares through their 401(k) accounts beginning on October 24. This information is time-sensitive. Below is important contact information about where your questions about Textron’s tender offer for UIC stock can be answered.

Tendering Stock (if you are a direct shareholder/not through 401(k))

•                  For questions on how to tender your shares, including any shares acquired through the Employee Stock Purchase Program: Call D.F. King & Co., Inc. (the company serving as Information Agent for the Offer) at 800-967-7921.

•                  If your stock certificate is lost, destroyed, mutilated, or stolen: Call American Stock Transfer & Trust Company at 877-248-6417.

Tendering Shares Held in 401(k) UIC Stock Fund

•                  For questions on how to tender your shares: Call Fidelity at 800-835-5092 (U.S. callers) or 1-508-787-9902 (international callers).

•                  For questions about terms and conditions of the offer itself: Call D.F. King & Co., Inc. (the company serving as Information Agent for the Offer) at 800-967-7921.

Because the tender offer is through Textron, AAI’s Human Resources department cannot provide information or advice on it. Please refer to the resources listed above for all of your questions.

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of UIC’s common stock will only be made pursuant to an offer to purchase and related materials that Textron Inc. intends to file with the Securities and Exchange Commission. UIC will file a solicitation/recommendation statement with respect to the offer. Once filed, UIC stockholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. Once filed, UIC stockholders will be able to obtain the offer to purchase, the solicitation/recommendation statement and related materials with respect to the offer free of charge at the SEC’s website at www.sec.gov, from the information agent named in the tender offer materials, UIC or from Textron Inc.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about UIC and Textron Inc. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to UIC and Textron Inc., the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of UIC and Textron Inc., including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by UIC and Textron Inc. could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of UIC and Textron Inc. Neither UIC nor Textron Inc. assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.